MEDICINOVA, INC.

4350 La Jolla Village Drive, Suite 950

San Diego, California 92122

(858) 373-1500

January 25, 2005

VIA EDGAR AND FACSIMILE

Song Brandon

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 03-09

Washington, D.C. 20549

Re:	MediciNova, Inc.
Registration Statements on Form S-1 and Form 8-A
File No. 333-119433

Dear Ms. Brandon,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, MediciNova, Inc. (the “Registrant”) hereby requests that the effective date of its Registration Statements on Form S-1 (File No. 333-119433) and Form 8-A (collectively, the “Registration Statements”) be accelerated so that the same will become effective at 9:00 a.m., Eastern time, on January 28, 2005 or as soon thereafter as practicable as the U.S. Securities and Exchange Commission (the “Commission”) may determine.

Pursuant to your letter dated October 28, 2004 to the Registrant, the Registrant acknowledges the following in connection with this acceleration request:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statements have been declared effective by telephoning James E. Basta at (858) 509-4020.

Thank you for your attention to this matter.

Very truly yours,

MediciNova, Inc.

By:	/S/ TAKASHI KIYOIZUMI
Name: Takashi Kiyoizumi, M.D., Ph.D.
Title: President and Chief Executive Officer

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